Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

July 5, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brigitte Lippmann
Austin Wood
Isaac Esquivel
Eric McPhee

Re:	Plutonian Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted May 19, 2022
CIK No. 0001929231

Ladies and Gentlemen:

On behalf of our client, Plutonian Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 13, 2022, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on May 19, 2022), all page references herein correspond to the page of Amended S-1.

Draft Registration Statement on Form S-1 Submitted May 19, 2022
Cover Page

1.	Please include page numbers for your cross-references to risk factors.

In response to the Staff’s comment, the Company has revised the filing to include the page numbers for the cross-references to risk factors on Cover Page of the Amended S-1.

2.	Please provide a description of how cash is currently transferred through your organization.

In response to the Staff’s comment, we refer to you the below existing disclosure on the Cover Page of the Amended S-1:

“We are a blank check company with no subsidiaries and no operations of our own except organizational activities, the preparation of this offering and, following the closing of this offering, searching for a suitable target to consummate an initial business combination. As of the date of this prospectus, no transfers, dividends, or distributions have been made by us.”

3.	We note your statement that you will not undertake an initial business combination with any PRC entity with a variable interest entity, or VIE, structure. Please revise your disclosure to clarify that this may therefore limit the pool of acquisition candidates in the PRC. Also discuss how, and the extent to which, the pool of available companies in the PRC may be limited including, for example, acknowledging whether certain industries may prohibit foreign investment. Please include risk factor disclosure as appropriate.

In response to the Staff’s comment, the requested disclosures have been added to the Cover Page and the Risk Factors under the subheading “We will not conduct an initial business combination with any target company that conducts operations through VIEs, which may limit the pool of acquisition candidates we may acquire in the PRC and make it more difficult and costly for us to consummate a business combination with a target business operating in the PRC” on page 56 of the Amended S-1.

Prospectus Summary

Potential Legal and Operational Risks Associated with Acquiring a Company that does Business in China, page 4

4.	We note your disclosure regarding the difficulty of enforcing judgments against your directors and officers as a majority of them are located outside the United States, specifically within China. Please revise your disclosure here, and in the risk factor on pages 68 and 69, to identify each director and officer residing outside the United States and provide their place of residence. Additionally, move this disclosure to its own section within the Summary of this prospectus and include a separate Enforcement of Civil Liabilities section within the prospectus that also provides this information.

In response to the Staff’s comment, the requested disclosures have been added to the Prospectus Summary under the subheading “Enforcement of Civil Liabilities” on page 6, the risk factors on page 69 and Enforcement of Civil Liabilities on page 105 of the Amended S-1.

Potential Approvals from the PRC Governmental Authorities for this Offering, page 9

5.	Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether you or your officers and directors are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your officers and directors: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has added the requested disclosures on page 9 of the Amended S-1.

Implication of the Holding Foreign Companies Accountable Act, page 10

6.	Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company has added the requested disclosures on page 11 of the Amended S-1.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China, page 28

7.	In your summary of risk factors, disclose the risks that the majority of your officers and directors being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company for an initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

In response to the Staff’s comment, the Company has revised the filing to add the risk factor under the subheading “We will not conduct an initial business combination with any target company that conducts operations through VIEs, which may limit the pool of acquisition candidates we may acquire in the PRC and make it more difficult and costly for us to consummate a business combination with a target business operating in the PRC” on page 56 of the Amended S-1 and revised the risk factor “China’s economic, political and social conditions, as well as sudden or unexpected changes in any government policies, laws and regulations, could have a material adverse effect on our business or business combination. Specifically, the PRC government may intervene or influence our search for a target company for an initial business combination at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 58 of the Amended S-1.

In addition, we refer to you the existing risk factor on pages 28 and 58 of the Amended S-1 under the subheading “Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.”

Risk Factors

“The Chinese government may exert... ”, page 61

8.	Given the Chinese government’s significant oversight and discretion over your officers, directors and their search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your search for a target company for an initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

In response to the Staff’s comment, the Company has added the requested disclosures by revising the risk factor “China’s economic, political and social conditions, as well as sudden or unexpected changes in any government policies, laws and regulations, could have a material adverse effect on our business or business combination. Specifically, the PRC government may intervene or influence our search for a target company for an initial business combination at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 58 of the Amended S-1.

“China Securities Regulatory Commission... ”, page 62

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has added the requested disclosures by revising the risk factor “China’s economic, political and social conditions, as well as sudden or unexpected changes in any government policies, laws and regulations, could have a material adverse effect on our business or business combination. Specifically, the PRC government may intervene or influence our search for a target company for an initial business combination at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 58 of the Amended S-1.

In addition, we refer to you the below existing disclosure on page 63 of the Amended S-1 with respect to your inquiry on how this oversight impacts our officers’ and directors’ search for a target company:

“In addition, due to limited business combination period that we have, we may avoid searching for a target and completing an initial business combination that will be subject to cybersecurity review. Therefore, we may avoid searching for a company which could be deemed as a network platform operator and possesses information of more than one million users.”

“Though We Affirmatively Exclude... ”, page 66

10.	Please expand your disclosure about the Holding Foreign Companies Accountable Act to provide that trading in your securities may be prohibited as well as delisted by an exchange. Please expand your risk factors to disclose that pursuant to the Accelerating Holding Foreign Companies Accountable Act, an exchange may determine to delist your shares in addition to the prohibition on trading in your shares. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA.

In response to the Staff’s comment, the Company has added the requested disclosures on page 67 of the Amended S-1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Qiang Tan, Plutonian Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.

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